April 6, 2026

Richard J. Mack
Chief Executive Officer
Claros Mortgage Trust, Inc.
c/o Mack Real Estate Credit Strategies, L.P.
60 Columbus Circle, 20th Floor
New York, NY 10023

        Re: Claros Mortgage Trust, Inc.
            Registration Statement on Form S-3
            Filed March 31, 2026
            File No. 333-294750
Dear Richard J. Mack:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi James Regan at 202-551-3269 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Brent T. Epstein, Esq.